

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Bjarne Tellmann
Senior Vice President and General Counsel
Haleon plc
Building 5, First Floor, The Heights
Weybridge, Surrey, KT13 0NY
United Kingdom

> **Re: Haleon plc**
> **Registration Statement on Form F-4**
> **Filed September 29, 2022**
> **File No. 333-267650**

Dear Bjarne Tellmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations and disclosure required by the no-action letters. Specifically, the Company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the

exchange securities. Furthermore, the Company must disclose to each person participating in the exchange offer that if such participant acquires the exchange securities for the purpose of distributing them, such person must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell exchange securities, and be identified as an underwriter in the prospectus. Please revise your prospectus to include these representations on behalf of the Company as well as the additional disclosure to all participants. Alternatively, you may provide us with a supplemental letter that includes the representations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Sebastian Sperber